                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         MEDICAL ADVISORY SYSTEMS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   58449P 10 1
                                 (CUSIP Number)


                              James H. Carll, Esq.
                                Archer & Greiner
                              One Centennial Square
                              Haddonfield, NJ 08033
                                 (856-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 5, 2002
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                                     Page 1
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CUSIP NO. 58449P 10 1
-------------------------------------------------------------------------------

    1    Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         eResearchTechnology, Inc. (formerly named Premier Research Worldwide,
         Ltd)
--------------------------------------------------------------------------------
    2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
    3    SEC Use Only
--------------------------------------------------------------------------------
    4    Source of Funds (See Instructions)

                        WC
--------------------------------------------------------------------------------
    5    Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
    6    Citizenship or Place of Organization

                  State of Delaware
--------------------------------------------------------------------------------
Number of Shares     |  7  |   Sole Voting Power               484,025
Beneficially         |     |
Owned By Each        |  8  |   Shared Voting Power             Zero
Reporting            |     |
Person               |  9  |   Sole Dispositive Power          484,025
With                 |     |
                     | 10  |   Shared Dispositive Power        Zero
------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by Each Reporting Person

                        484,025
------------------------------------------------------------------------------
   12 Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11):

                              9.4%
------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)

                              CO
------------------------------------------------------------------------------

         The Statement on Schedule 13-D dated March 30, 2000 (the "Schedule 13-D") is hereby amended as follows:

Item 1 - Security and Issuer.

         Item 1 of the Schedule 13-D is hereby amended to reflect that the Reporting Person's name has changed to eResearchTechnology, Inc.

Item 2 - Identity and Background.

         Item 2 of the Schedule 13-D is hereby amended as follows:

         Dr. Morganroth's title has changed to Chairman and Chief Scientist, Mr. Exposito's title has changed to President and Chief Executive Officer, Dr. Whitcome and Ms. Woodburn no longer serve on the Board of Directors and Mr. Bauer is no longer employed by the Reporting Person. The Reporting Person's executive officers include the following:

         Scott Grisanti is the Senior Vice President, Business Development and Chief Marketing Officer of the Reporting Person. His business address is 30 S. 17th Street, Philadelphia, PA 19103 and he is a United States citizen.

         Jeffrey S. Litwin, M.D. is the Senior Vice President and Chief Medical Officer of the Reporting Person. His business address is 30 S. 17th Street, Philadelphia, PA 19103 and he is a United States citizen.

 Item 4 - Purpose of Transactions.

         Item 4 of the Schedule 13-D is hereby amended by adding the following additional paragraph:

         The Reporting Person sold, in open market transactions, 65,975 shares of the Common Stock of the Issuer during the 60 day period preceding the date of this Report. While the Reporting Person has no specific intended level of stock ownership, the Reporting Company generally intends to make further sales of the Common Stock in the future. However, based upon market and business conditions and other factors, the Reporting Person may choose to retain its present level of investment or from time-to-time purchase additional shares of the Common Stock.

Item 5 - Interest in Securities of the Issuer.

         Item 5 of the Schedule 13-D is hereby amended to read in its entirety as follows:

         The Reporting Person owns 484,025 shares of the Common Stock, representing 9.4% of the outstanding Common Stock (such percentage being based upon the outstanding shares as indicated in Issuer's most recent available filing with the Securities and Exchange Commission). The Reporting Person possesses the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         To the best knowledge of the Reporting Person, none of the persons listed in Item 2 hereto beneficially owns any shares of Common Stock.

         The Reporting Person made, during the sixty day period preceding the date of this Amendment No. 1, market sales of the Common Stock as described on
Schedule I hereto.


                                ----------------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 5, 2002                  eResearchTechnology, Inc.


                                      By: /s/ Joseph Esposito
                                          -------------------------------------
                                          Joseph Esposito, President and Chief
                                          Executive Officer

                                   SCHEDULE I

                          Market Sales of Common Stock

         During the 60 day period preceding the date of this Amendment No. 1 to
Schedule 13-D, eResearchTechnology, Inc effected the following sales of Common Stock in market transactions by brokers acting on its behalf:

--------------------------------------------------------------------------------
         Date                    No. of Shares             Price Per Share
--------------------------------------------------------------------------------
        1/02/02                      5,000                      $4.63
--------------------------------------------------------------------------------
        1/22/02                      1,500                       3.8667
--------------------------------------------------------------------------------
        2/08/02                        250                       3.70
--------------------------------------------------------------------------------
        2/15/02                      5,000                       3.70
--------------------------------------------------------------------------------
        2/22/02                     10,000                       3.795
--------------------------------------------------------------------------------
        2/27/02                      4,000                       3.70
--------------------------------------------------------------------------------
        2/28/02                     11,500                       3.70
--------------------------------------------------------------------------------
        3/01/02                      2,200                       3.70
--------------------------------------------------------------------------------
        3/05/02                     26,525                       3.70